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Exhibit 12

DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions of dollars)

	Years Ended

	October 29 2017	October 30 2016	November 1 2015	November 2 2014	October 27 2013

Earnings:
Income of consolidated group before income taxes	$3,153.8	$2,224.0	$2,780.1	$4,797.4	$5,483.4
Dividends received from unconsolidated affiliates	3.6	8.3	1.3	..6	9.9
Fixed charges excluding unamortized capitalized interest	909.7	771.9	687.8	669.3	749.0

Total earnings	$4,067.1	$3,004.2	$3,469.2	$5,467.3	$6,242.3

Fixed charges:
Interest expense of consolidated group including capitalized interest	$903.4	$769.0	$687.4	$670.2	$754.8
Portion of rental charges deemed to be interest	10.2	8.2	7.8	5.3	7.7

Total fixed charges	$913.6	$777.2	$695.2	$675.5	$762.5

Ratio of earnings to fixed charges	4.45	3.87	4.99	8.09	8.19

  The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from unconsolidated affiliates. "Earnings" consist of income before income taxes, the cumulative effect of changes in accounting, discontinued operations and fixed charges excluding unamortized capitalized interest. "Fixed charges" consist of interest on indebtedness, amortization of debt discount and expense, interest related to uncertain tax positions, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

  The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

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  Exhibit 12
DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (In millions of dollars)